# JPMORGAN EFFICIENTE PLUS DS 5 INDEX (NET ER) HISTORICAL & HYPOTHETICAL BACK-TESTED HISTORICAL WEIGHTINGS

June 3, 2015

J.P.Morgan

# JPMorgan Efficiente Plus DS 5 Index (Net ER) Historical & Hypothetical Back-Tested Historical Weightings

## J.P. Morgan Efficiente Plus DS 5 Index (Net ER) (the "Index") Weightings – Jan 2013 to Present

| 2015 | VOO | VB | VEA | SCZ | VWO | TLT | IEF | TIP | LQD | VCSH | JNK | HYS | BKLN | PFF | EMB | VNQ | GDX | MLPI | DBC | IAU | Cash |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| June | 0% | 10% | 10% | 10% | 0% | 0% | 20% | 0% | 0% | 5% | 15% | 10% | 5% | 10% | 0% | 0% | 0% | 0% | 0% | 0% | 5% |
| May | 0% | 10% | 15% | 10% | 0% | 15% | 20% | 0% | 0% | 10% | 0% | 0% | 0% | 10% | 0% | 0% | 0% | 0% | 0% | 0% | 10% |
| April | 10% | 10% | 0% | 0% | 0% | 20% | 15% | 0% | 0% | 0% | 0% | 0% | 0% | 10% | 0% | 10% | 0% | 0% | 0% | 0% | 25% |
| March | 20% | 10% | 0% | 0% | 0% | 20% | 20% | 0% | 5% | 5% | 0% | 0% | 0% | 10% | 0% | 10% | 0% | 0% | 0% | 0% | 0% |
| February | 20% | 10% | 0% | 0% | 0% | 20% | 20% | 0% | 10% | 0% | 0% | 0% | 0% | 10% | 0% | 10% | 0% | 0% | 0% | 0% | 0% |
| January | 20% | 10% | 0% | 0% | 0% | 20% | 20% | 0% | 10% | 0% | 0% | 0% | 0% | 10% | 0% | 10% | 0% | 0% | 0% | 0% | 0% |
| **2014** | VOO | VB | VEA | SCZ | VWO | TLT | IEF | TIP | LQD | VCSH | JNK | HYS | BKLN | PFF | EMB | VNQ | GDX | MLPI | DBC | IAU | Cash |
| December | 20% | 10% | 0% | 0% | 0% | 20% | 20% | 0% | 5% | 0% | 0% | 0% | 0% | 10% | 0% | 10% | 0% | 5% | 0% | 0% | 0% |
| November | 20% | 0% | 0% | 0% | 5% | 20% | 20% | 0% | 0% | 0% | 0% | 0% | 0% | 10% | 5% | 10% | 0% | 10% | 0% | 0% | 0% |
| October | 20% | 0% | 0% | 0% | 15% | 20% | 10% | 0% | 0% | 0% | 0% | 0% | 0% | 10% | 10% | 5% | 0% | 10% | 0% | 0% | 0% |
| September | 10% | 0% | 0% | 0% | 20% | 20% | 0% | 0% | 10% | 0% | 0% | 0% | 0% | 10% | 10% | 10% | 0% | 10% | 0% | 0% | 0% |
| August | 20% | 0% | 0% | 0% | 20% | 20% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 10% | 10% | 10% | 0% | 10% | 0% | 0% | 0% |
| July | 10% | 0% | 0% | 0% | 5% | 20% | 0% | 10% | 0% | 0% | 5% | 0% | 0% | 10% | 10% | 10% | 10% | 10% | 0% | 0% | 0% |
| June | 20% | 0% | 0% | 5% | 0% | 20% | 0% | 0% | 10% | 0% | 0% | 0% | 0% | 10% | 10% | 10% | 5% | 10% | 0% | 0% | 0% |
| May | 20% | 0% | 0% | 5% | 0% | 20% | 0% | 0% | 0% | 0% | 15% | 0% | 0% | 10% | 0% | 10% | 0% | 10% | 10% | 0% | 0% |
| April | 20% | 5% | 0% | 5% | 0% | 10% | 0% | 0% | 20% | 0% | 20% | 5% | 0% | 10% | 0% | 5% | 0% | 0% | 0% | 0% | 0% |
| March | 10% | 10% | 0% | 10% | 0% | 10% | 0% | 0% | 20% | 0% | 20% | 10% | 0% | 10% | 0% | 0% | 0% | 0% | 0% | 0% | 0% |
| February | 10% | 10% | 0% | 10% | 0% | 0% | 0% | 0% | 20% | 5% | 20% | 10% | 10% | 5% | 0% | 0% | 0% | 0% | 0% | 0% | 0% |
| January | 20% | 0% | 10% | 10% | 0% | 0% | 0% | 0% | 0% | 10% | 15% | 10% | 10% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 15% |
| **2013** | VOO | VB | VEA | SCZ | VWO | TLT | IEF | TIP | LQD | VCSH | JNK | HYS | BKLN | PFF | EMB | VNQ | GDX | MLPI | DBC | IAU | Cash |
| December | 15% | 10% | 0% | 10% | 0% | 0% | 0% | 0% | 0% | 5% | 5% | 10% | 10% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 35% |
| November | 20% | 10% | 0% | 5% | 0% | 0% | 0% | 0% | 0% | 5% | 0% | 5% | 0% | 0% | 0% | 0% | 5% | 0% | 0% | 0% | 50% |
| October | 15% | 10% | 0% | 10% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 10% | 5% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 50% |
| September | 20% | 10% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 10% | 0% | 0% | 0% | 10% | 0% | 0% | 0% | 50% |
| August | 20% | 10% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 10% | 0% | 0% | 0% | 10% | 0% | 0% | 0% | 50% |
| July | 20% | 10% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 10% | 0% | 0% | 0% | 10% | 0% | 0% | 0% | 50% |
| June | 20% | 10% | 0% | 0% | 0% | 5% | 0% | 0% | 0% | 10% | 5% | 10% | 10% | 10% | 0% | 5% | 0% | 10% | 0% | 0% | 5% |
| May | 0% | 0% | 20% | 10% | 0% | 20% | 5% | 0% | 0% | 0% | 10% | 10% | 0% | 5% | 0% | 10% | 0% | 10% | 0% | 0% | 0% |
| April | 0% | 10% | 5% | 10% | 0% | 5% | 5% | 0% | 5% | 0% | 20% | 10% | 0% | 10% | 0% | 10% | 0% | 10% | 0% | 0% | 0% |
| March | 0% | 0% | 15% | 10% | 0% | 0% | 0% | 0% | 20% | 5% | 20% | 10% | 0% | 10% | 0% | 0% | 0% | 10% | 0% | 0% | 0% |
| February | 0% | 0% | 20% | 10% | 0% | 5% | 5% | 0% | 0% | 0% | 20% | 10% | 10% | 10% | 0% | 0% | 0% | 10% | 0% | 0% | 0% |
| January | 0% | 0% | 20% | 10% | 0% | 5% | 0% | 0% | 20% | 0% | 20% | 10% | 5% | 0% | 10% | 0% | 0% | 0% | 0% | 0% | 0% |

Please see the Glossary on the last page for definitions related to the exchange traded constituent tickers. Please see key risks on the last page for additional information.
Source: J.P. Morgan. The levels of the Index reflect the performance of the index components above a cash index and incorporate a fee of 0.85% per annum.

**Hypothetical and Historical weightings:** Represents the monthly allocations to each exchange traded constituent in the Index based on the hypothetical allocations of the exchange traded constituents from January 1, 2013 to December 31, 2014 and actual historical allocations of the exchange traded constituents to the Index from January 1, 2015 through June 30, 2015. Past allocations to exchange traded constituents are not indicative of actual weights that would be assigned to the exchange traded constituent during the term of your investment.

J.P.Morgan

# JPMorgan Efficiente Plus DS 5 Index (Net ER) Hypothetical Back-Tested Historical Weightings



## J.P. Morgan Efficiente Plus DS 5 Index (Net ER) (the "Index") Weightings – Jan 2010 to December 2013

| 2012 | VOO | VB | VEA | SCZ | VWO | TLT | IEF | TIP | LQD | VCSH | JNK | HYS | BKLN | PFF | EMB | VNQ | GDX | MLPI | DBC | IAU | Cash |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| December | 0% | 0% | 10% | 0% | 0% | 0% | 0% | 0% | 20% | 0% | 20% | 10% | 0% | 10% | 10% | 0% | 0% | 10% | 10% | 0% | 0% |
| November | 0% | 0% | 0% | 0% | 0% | 10% | 0% | 0% | 20% | 10% | 5% | 10% | 10% | 10% | 10% | 0% | 15% | 0% | 0% | 0% | 0% |
| October | 0% | 0% | 0% | 0% | 0% | 20% | 5% | 0% | 20% | 0% | 20% | 0% | 0% | 10% | 10% | 0% | 10% | 0% | 0% | 5% | 0% |
| September | 0% | 0% | 0% | 0% | 0% | 20% | 0% | 0% | 20% | 0% | 20% | 10% | 0% | 10% | 10% | 10% | 0% | 0% | 0% | 0% | 0% |
| August | 10% | 0% | 0% | 0% | 0% | 20% | 10% | 0% | 20% | 0% | 0% | 10% | 0% | 10% | 10% | 10% | 0% | 0% | 0% | 0% | 0% |
| July | 0% | 0% | 0% | 0% | 0% | 20% | 0% | 0% | 20% | 0% | 20% | 10% | 0% | 10% | 10% | 10% | 0% | 0% | 0% | 0% | 0% |
| June | 20% | 0% | 0% | 0% | 0% | 20% | 0% | 0% | 20% | 0% | 10% | 10% | 0% | 10% | 0% | 10% | 0% | 0% | 0% | 0% | 0% |
| May | 20% | 0% | 0% | 0% | 0% | 15% | 15% | 0% | 0% | 0% | 0% | 10% | 10% | 10% | 0% | 10% | 0% | 10% | 0% | 0% | 0% |
| April | 15% | 0% | 0% | 0% | 0% | 15% | 0% | 5% | 5% | 0% | 5% | 10% | 10% | 10% | 10% | 5% | 0% | 10% | 0% | 0% | 0% |
| March | 20% | 5% | 0% | 0% | 0% | 20% | 5% | 10% | 5% | 0% | 0% | 10% | 10% | 5% | 0% | 0% | 0% | 10% | 0% | 0% | 0% |
| February | 15% | 0% | 0% | 0% | 0% | 20% | 10% | 0% | 0% | 0% | 5% | 10% | 10% | 5% | 0% | 0% | 0% | 10% | 0% | 0% | 15% |
| January | 10% | 0% | 0% | 0% | 0% | 20% | 15% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 10% | 0% | 0% | 5% | 0% | 0% | 40% |
| **2011** | **VOO** | **VB** | **VEA** | **SCZ** | **VWO** | **TLT** | **IEF** | **TIP** | **LQD** | **VCSH** | **JNK** | **HYS** | **BKLN** | **PFF** | **EMB** | **VNQ** | **GDX** | **MLPI** | **DBC** | **IAU** | **Cash** |
| December | 5% | 0% | 0% | 0% | 0% | 20% | 5% | 0% | 0% | 0% | 0% | 0% | 5% | 0% | 0% | 0% | 0% | 10% | 0% | 5% | 50% |
| November | 15% | 0% | 0% | 0% | 0% | 15% | 20% | 5% | 0% | 10% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 10% | 25% |
| October | 5% | 0% | 0% | 0% | 0% | 20% | 20% | 0% | 0% | 0% | 10% | 0% | 0% | 0% | 10% | 0% | 0% | 0% | 0% | 0% | 35% |
| September | 10% | 0% | 0% | 0% | 0% | 15% | 20% | 10% | 0% | 5% | 0% | 0% | 0% | 0% | 10% | 0% | 0% | 0% | 0% | 10% | 20% |
| August | 0% | 0% | 0% | 0% | 0% | 20% | 20% | 10% | 0% | 0% | 10% | 0% | 0% | 0% | 10% | 10% | 0% | 0% | 10% | 10% | 0% |
| July | 0% | 10% | 0% | 0% | 0% | 20% | 20% | 10% | 0% | 0% | 0% | 0% | 0% | 10% | 0% | 10% | 0% | 0% | 10% | 10% | 0% |
| June | 10% | 5% | 0% | 0% | 0% | 10% | 0% | 0% | 5% | 0% | 20% | 10% | 5% | 10% | 0% | 10% | 0% | 0% | 10% | 5% | 0% |
| May | 5% | 10% | 0% | 0% | 0% | 0% | 0% | 5% | 0% | 5% | 0% | 10% | 10% | 10% | 0% | 0% | 0% | 10% | 10% | 10% | 15% |
| April | 10% | 10% | 0% | 0% | 0% | 0% | 0% | 5% | 0% | 0% | 0% | 10% | 10% | 10% | 0% | 0% | 0% | 10% | 10% | 0% | 25% |
| March | 10% | 10% | 0% | 0% | 0% | 0% | 0% | 5% | 0% | 10% | 10% | 10% | 10% | 0% | 0% | 0% | 0% | 10% | 10% | 0% | 15% |
| February | 0% | 10% | 0% | 0% | 0% | 0% | 0% | 5% | 5% | 10% | 20% | 10% | 10% | 0% | 0% | 0% | 0% | 10% | 10% | 0% | 10% |
| January | 0% | 10% | 0% | 0% | 0% | 0% | 5% | 0% | 0% | 10% | 10% | 10% | 10% | 10% | 0% | 0% | 0% | 10% | 5% | 10% | 10% |
| **2010** | **VOO** | **VB** | **VEA** | **SCZ** | **VWO** | **TLT** | **IEF** | **TIP** | **LQD** | **VCSH** | **JNK** | **HYS** | **BKLN** | **PFF** | **EMB** | **VNQ** | **GDX** | **MLPI** | **DBC** | **IAU** | **Cash** |
| December | 0% | 0% | 0% | 10% | 5% | 0% | 20% | 0% | 5% | 0% | 10% | 10% | 10% | 10% | 10% | 0% | 0% | 10% | 0% | 0% | 0% |
| November | 0% | 0% | 0% | 0% | 5% | 0% | 20% | 0% | 20% | 0% | 10% | 10% | 0% | 10% | 10% | 0% | 0% | 10% | 0% | 5% | 0% |
| October | 0% | 0% | 0% | 0% | 0% | 20% | 20% | 0% | 10% | 0% | 0% | 10% | 0% | 5% | 10% | 5% | 0% | 10% | 0% | 10% | 0% |
| September | 0% | 0% | 0% | 0% | 0% | 20% | 20% | 0% | 10% | 0% | 0% | 10% | 0% | 5% | 10% | 5% | 0% | 10% | 0% | 10% | 0% |
| August | 0% | 0% | 0% | 0% | 0% | 20% | 20% | 0% | 5% | 0% | 5% | 10% | 0% | 0% | 10% | 10% | 0% | 10% | 0% | 10% | 0% |
| July | 0% | 0% | 0% | 0% | 0% | 20% | 20% | 0% | 10% | 0% | 0% | 10% | 0% | 0% | 10% | 10% | 0% | 10% | 0% | 10% | 0% |
| June | 0% | 10% | 0% | 0% | 0% | 20% | 20% | 0% | 0% | 5% | 0% | 10% | 10% | 10% | 0% | 5% | 0% | 10% | 0% | 0% | 0% |
| May | 0% | 5% | 0% | 0% | 0% | 0% | 5% | 0% | 15% | 10% | 5% | 10% | 10% | 10% | 10% | 10% | 0% | 10% | 0% | 0% | 0% |
| April | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 10% | 15% | 10% | 10% | 10% | 10% | 10% | 5% | 10% | 0% | 10% | 0% | 0% | 0% |
| March | 0% | 0% | 0% | 0% | 0% | 0% | 15% | 10% | 0% | 10% | 20% | 10% | 10% | 10% | 0% | 5% | 0% | 10% | 0% | 0% | 0% |
| February | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 10% | 10% | 10% | 20% | 10% | 10% | 0% | 10% | 0% | 0% | 10% | 0% | 10% | 0% |
| January | 5% | 0% | 0% | 0% | 0% | 0% | 0% | 5% | 15% | 10% | 15% | 10% | 10% | 5% | 10% | 0% | 0% | 10% | 0% | 5% | 0% |

Please see the Glossary on the last page for definitions related to the exchange traded constituent tickers. Please see key risks on the last page for additional information. Source: J.P. Morgan. The levels of the Index reflect the performance of the index components above a cash index and incorporate a fee of 0.85% per annum.

**Hypothetical Historical weightings:** Represents the monthly allocations to each exchange traded constituent in the Index based on the hypothetical historical allocations of the exchange traded constituents to the Index from January 1, 2010 to December 31, 2012. Past allocations to exchange traded constituents are not indicative of actual weights that would be assigned to the exchange traded constituents during the term of your investment.



J.P.Morgan

# JPMorgan Efficiente Plus DS 5 Index (Net ER) Hypothetical Back-Tested Historical Weightings

## J.P. Morgan Efficiente Plus DS 5 Index (Net ER) (the "Index") Weightings – Nov 2007 to Dec 2009

| 2009 | VOO | VB | VEA | SCZ | VWO | TLT | IEF | TIP | LQD | VCSH | JNK | HYS | BKLN | PFF | EMB | VNQ | GDX | MLPI | DBC | IAU | Cash |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| December | 0% | 0% | 0% | 5% | 0% | 5% | 0% | 5% | 20% | 10% | 5% | 10% | 10% | 0% | 10% | 0% | 0% | 10% | 0% | 10% | 0% |
| November | 0% | 0% | 0% | 5% | 0% | 0% | 0% | 10% | 20% | 10% | 5% | 10% | 10% | 5% | 10% | 0% | 0% | 5% | 0% | 5% | 5% |
| October | 0% | 0% | 0% | 10% | 0% | 0% | 0% | 0% | 20% | 10% | 5% | 10% | 10% | 5% | 10% | 0% | 0% | 0% | 0% | 0% | 20% |
| September | 0% | 0% | 0% | 5% | 0% | 0% | 5% | 0% | 0% | 10% | 0% | 10% | 10% | 10% | 0% | 0% | 0% | 0% | 0% | 0% | 50% |
| August | 0% | 0% | 0% | 5% | 5% | 0% | 0% | 5% | 0% | 10% | 5% | 10% | 10% | 0% | 10% | 0% | 0% | 0% | 0% | 0% | 40% |
| July | 0% | 0% | 0% | 0% | 5% | 0% | 0% | 10% | 0% | 10% | 0% | 10% | 10% | 0% | 10% | 0% | 0% | 5% | 0% | 5% | 35% |
| June | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 10% | 5% | 10% | 10% | 0% | 10% | 0% | 5% | 0% | 0% | 5% | 45% |
| May | 0% | 0% | 0% | 0% | 0% | 0% | 10% | 0% | 15% | 10% | 0% | 10% | 10% | 0% | 10% | 0% | 0% | 0% | 0% | 10% | 25% |
| April | 0% | 0% | 0% | 0% | 0% | 5% | 20% | 0% | 0% | 0% | 0% | 10% | 5% | 0% | 0% | 0% | 0% | 5% | 0% | 5% | 50% |
| March | 0% | 0% | 0% | 0% | 0% | 5% | 20% | 0% | 0% | 0% | 0% | 10% | 5% | 0% | 5% | 0% | 0% | 0% | 0% | 5% | 50% |
| February | 0% | 0% | 0% | 0% | 0% | 10% | 15% | 0% | 0% | 0% | 0% | 10% | 5% | 0% | 0% | 0% | 0% | 5% | 0% | 5% | 50% |
| January | 5% | 0% | 0% | 0% | 0% | 20% | 5% | 0% | 0% | 0% | 0% | 10% | 5% | 0% | 0% | 0% | 0% | 0% | 0% | 5% | 50% |
| **2008** | VOO | VB | VEA | SCZ | VWO | TLT | IEF | TIP | LQD | VCSH | JNK | HYS | BKLN | PFF | EMB | VNQ | GDX | MLPI | DBC | IAU | Cash |
| December | 0% | 5% | 0% | 0% | 0% | 20% | 10% | 0% | 0% | 0% | 0% | 10% | 0% | 0% | 5% | 0% | 0% | 0% | 0% | 5% | 45% |
| November | 0% | 0% | 0% | 0% | 0% | 20% | 5% | 0% | 0% | 0% | 0% | 10% | 10% | 0% | 0% | 0% | 0% | 0% | 0% | 5% | 50% |
| October | 0% | 0% | 0% | 0% | 0% | 20% | 10% | 0% | 0% | 0% | 0% | 5% | 10% | 0% | 0% | 0% | 0% | 0% | 0% | 10% | 45% |
| September | 0% | 10% | 0% | 0% | 0% | 20% | 0% | 0% | 0% | 0% | 0% | 10% | 0% | 0% | 10% | 0% | 0% | 0% | 0% | 0% | 50% |
| August | 0% | 5% | 0% | 0% | 0% | 0% | 0% | 10% | 0% | 0% | 0% | 0% | 10% | 0% | 0% | 10% | 0% | 0% | 10% | 5% | 50% |
| July | 0% | 0% | 0% | 0% | 0% | 0% | 10% | 10% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 10% | 0% | 0% | 10% | 10% | 50% |
| June | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 10% | 0% | 0% | 15% | 0% | 0% | 5% | 0% | 0% | 0% | 0% | 10% | 10% | 50% |
| May | 0% | 0% | 0% | 0% | 0% | 10% | 20% | 10% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 10% | 0% | 0% | 10% | 10% | 30% |
| April | 0% | 0% | 0% | 0% | 0% | 5% | 20% | 10% | 0% | 5% | 0% | 0% | 0% | 0% | 5% | 0% | 0% | 0% | 10% | 10% | 35% |
| March | 0% | 0% | 0% | 0% | 5% | 10% | 20% | 10% | 0% | 5% | 0% | 0% | 0% | 0% | 10% | 0% | 0% | 0% | 10% | 10% | 20% |
| February | 0% | 0% | 0% | 0% | 0% | 15% | 20% | 10% | 0% | 5% | 0% | 0% | 0% | 0% | 10% | 0% | 0% | 0% | 10% | 10% | 20% |
| January | 0% | 0% | 0% | 0% | 5% | 20% | 20% | 10% | 0% | 0% | 0% | 0% | 0% | 0% | 10% | 0% | 0% | 0% | 10% | 10% | 15% |
| **2007** | VOO | VB | VEA | SCZ | VWO | TLT | IEF | TIP | LQD | VCSH | JNK | HYS | BKLN | PFF | EMB | VNQ | GDX | MLPI | DBC | IAU | Cash |
| December | 0% | 0% | 0% | 0% | 10% | 20% | 20% | 10% | 0% | 0% | 0% | 0% | 0% | 0% | 5% | 0% | 0% | 0% | 5% | 10% | 20% |
| November | 0% | 0% | 0% | 0% | 15% | 10% | 20% | 10% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 10% | 0% | 35% |

Please see the Glossary on the last page for definitions related to the exchange traded constituent tickers. Please see key risks on the last page for additional information. Source: J.P. Morgan. The levels of the Index reflect the performance of the index components above a cash index and incorporate a fee of 0.85% per annum.

**Hypothetical Historical weightings:** Represents the monthly allocations to each exchange traded constituent in the Index based on the hypothetical historical allocations of the exchange traded constituents to the Index from October 31, 2007 to December 31, 2009. Past allocations to exchange traded constituents are not indicative of actual weights that would be assigned to the exchange traded constituents during the term of your investment.

J.P.Morgan

| Glossary | |
|---|---|
| VOO | Vanguard S&P 500 ETF |
| VEA | Vanguard FTSE Developed Markets ETF |
| VWO | Vanguard FTSE Emerging Markets ETF |
| VB | Vanguard Small-Cap ETF |
| SCZ | iShares® MSCI EAFE Small-Cap ETF |
| TLT | iShares® 20+ Year Treasury Bond ETF |
| IEF | iShares® 7-10 Year Treasury Bond ETF |
| LQD | iShares® iBoxx $ Investment Grade Corporate Bond ETF |
| TIP | iShares® TIPS Bond ETF |
| VCSH | Vanguard Short-Term Corporate Bond ETF |

| Glossary | |
|---|---|
| JNK | SPDR® Barclays High Yield Bond ETF |
| HYS | PIMCO 0-5 Year High Yield Corporate Bond Index ETF |
| BKLN | PowerShares Senior Loan Portfolio |
| PFF | iShares® U.S. Preferred Stock ETF |
| EMB | iShares® J.P. Morgan USD Emerging Markets Bond ETF |
| GDX | Market Vectors® Gold Miners ETF |
| VNQ | Vanguard REIT ETF |
| MLPI | ETRACS Alerian MLP Infrastructure Index ETN |
| DBC | PowerShares DB Commodity Index Tracking Fund |
| IAU | iShares® Gold Trust |
| JPCAUS3M | JPMorgan Cash Index USD 3 Month |

## Key Risks

■ Our affiliate, J.P. Morgan Securities plc, or JPMS plc, is the index calculation agent and may adjust the Index in a way that affects its level. The policies and judgments for which JPMS plc is responsible could have an impact, positive or negative, on the level of the Index and the value of your investment.

■ JPMS is under no obligation to consider your interest as an investor with returns linked to the Index.

■ The level of the Index will include the deduction of a fee of 0.85% per annum.

■ The Index was established on December 31, 2014 and therefore has a limited operating history.

■ There are risks associated with a momentum -based investment strategy.

■ The Index comprises notional assets and liabilities. There is no actual portfolio of assets to which any person is entitled or in which any person has any ownership interest.

■ The Index may not be successful, may not outperform any alternative strategy and may not achieve its target volatility of 5%.

■ The Index may be partially uninvested if the cash index is included in the Monthly Reference Portfolio or if the exposure of the Index to the monthly reference portfolio is less than 100% on any day.

■ The Index may provide exposure to any Basket Constituent in excess of the weighting constraint specified for that Basket Constituent.

■ The investment strategy used to construct the index involves monthly rebalancing and weighting constraints that are applied to the Basket Constituents and daily adjustments to the exposure to the Monthly Reference Portfolio.

■ Changes in the values of the Basket Constituents may offset each other.

■ The commodity futures contracts underlying the PowerShares DB Commodity Index Tracking Fund are subject to uncertain legal and regulatory regimes.

■ CDs linked to the Index may be subject to the credit risk of two issuers since any return on an investment linked to the Index that reflects the performance of the Index is subject to the credit risk of us, as well as UBS AG the issuer of the exchange-traded note that is one of the Basket Constituents.

■ The Index should not be compared to any other index or strategy sponsored by any of our affiliates and cannot necessarily be considered a revised, enhanced or modified version of any other J.P. Morgan index.

■ An investment linked to the Index is subject to risks associated with non-U.S. securities markets (including emerging markets, and currency exchange risk), small capitalization stocks, preferred stocks, fixed income securities and loans (including interest-rate related risks and credit risk), risks associated with the real estate industry and MLPs, and risks associated with investments in commodity futures contracts and gold.

DISCLAIMER
JPMorgan Chase & Co. ("J.P. Morgan") has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the "SEC") for any offerings to which these materials relate. Before you invest in any offering of securities by J.P. Morgan, you should read the prospectus in that registration statement, the prospectus supplement, as well as the particular product supplement, underlying supplement, the relevant termsheet or pricing supplement, and any other documents that J.P. Morgan will file with the SEC relating to such offering for more complete information about J.P. Morgan and the offering of any securities. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, J.P. Morgan, any agent or any dealer participating in the particular offering will arrange to send you the prospectus and the prospectus supplement, as well as any product supplement, underlying supplement and termsheet or pricing supplement, if you so request by calling toll-free (800) 576 3529.
*Free Writing Prospectus filed pursuant to Rule 433; Registration Statement No. 333-199966*

J.P.Morgan